AB
3/4

SEC
Mail Processing
Section

FEB 28 2008

Washington, DC
103

SEC[illegible] 08026490 [illegible]SSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37483

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAC FLORIDA INVESTMENTS CORP. D/B/A BAC FLORIDA INVESTMENTS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2333 Ponce de Leon Blvd. Suite 700
(No. and Street)

Coral Gables, (City) Florida (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria E. Nodar Financial & Operations Principal (305) 523-6551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE CHIZEK AND COMPANY LLC
(Name – *if individual, state last, first, middle name*)

6750 NORTH ANDREWS AVENUE, SUITE 200 FT. LAUDERDALE, FLORIDA 33309-2180
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 07 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/5

OATH OR AFFIRMATION

I, MARCELLO CORREA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAC FLORIDA INVESTMENTS, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIA JOSE GAIT
MY COMMISSION # DD312952
EXPIRES: July 30, 2008
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAC FLORIDA INVESTMENTS CORP.
Coral Gables, Florida

FINANCIAL STATEMENTS
December 31, 2007 and 2006

BAC FLORIDA INVESTMENTS CORP.
Coral Gables, Florida

FINANCIAL STATEMENTS
December 31, 2007 and 2006

CONTENTS

REPORT OF INDEPENDENT AUDITORS 1

FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL CONDITION 2

STATEMENTS OF OPERATIONS 3

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY 4

STATEMENTS OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS 6

SUPPLEMENTARY INFORMATION

SCHEDULE OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 11

SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 12

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 13

Crowe

Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors
BAC Florida Investments Corp.
Coral Gables, Florida

We have audited the accompanying statements of financial condition of BAC Florida Investments Corp. as of December 31, 2007 and 2006 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BAC Florida Investments Corp. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic 2007 financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
February 26, 2008

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and due from banks	$ 3,566,552	$ 3,057,154
Deposits with clearing organization	235,064	205,810
Fixed assets, net	50,303	68,398
Securities owned, at fair value	5,994	--
Prepaid expenses and other assets	18,596	22,833
	$ 3,876,509	$ 3,354,195
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 133,224	$ 67,626
Due to customer	130,408	105,872
Accrued commissions	114,676	42,809
Accrued income tax	70,045	56,946
	448,353	273,253
Stockholders' Equity		
Common stock, $1 par value, 100,000 shares authorized, issued and outstanding	100,000	100,000
Additional paid in capital	1,965,026	1,965,026
Retained earnings	1,363,130	1,015,916
	3,428,156	3,080,942
	$ 3,876,509	$ 3,354,195

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF OPERATIONS
Years ended December 31, 2007 and 2006

	2007	2006
Revenue:		
Commissions	$ 3,073,284	$ 1,290,595
Interest income	178,451	119,713
Gain on investments	202	--
	3,251,937	1,410,308
Expenses:		
Compensation and benefits	1,650,251	722,574
Finder's compensation	624,411	169,041
Floor brokerage, exchange, and clearance fees	120,537	123,115
Communications and data processing	91,717	88,759
Occupancy	95,292	92,263
Other	111,441	155,632
	2,693,649	1,351,384
Income before income taxes	558,288	58,924
Income tax expense	211,074	23,831
Net income	$ 347,214	$ 35,093

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2007 and 2006

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2006	$ 100,000	$ 1,965,026	$ 980,823	$ 3,045,849
Net income	--	--	35,093	35,093
Balance, December 31, 2006	100,000	1,965,026	1,015,916	3,080,942
Net income	--	--	347,214	347,214
Balance, December 31, 2007	$ 100,000	$ 1,965,026	$1,363,130	$ 3,428,156

See accompanying notes to financial statements.

BAC FLORIDA INVESTMENTS CORP.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income	$ 347,214	$ 35,093
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation	18,095	10,801
Changes in assets and liabilities		
Deposits with clearing organization	(29,254)	(125,982)
Prepaid expenses and other assets	4,237	(2,575)
Securities owned	(5,994)	--
Accounts payable and accrued expenses	65,598	15,715
Accrued commissions	71,867	(26,474)
Due to customer	24,536	105,872
Accrued income tax	13,099	20,144
Net cash provided by operating activities	509,398	284,558
Net change in cash and due from banks	509,398	282,155
Cash and due from banks at beginning of year	3,057,154	2,775,000
Cash and due from banks at end of year	$ 3,566,552	$ 3,057,154

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: BAC Florida Investments Corp. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the NASD, Inc. The Company is 98.5% owned by BAC Florida Bank (Parent Company). The Company offers securities transaction services to its customers. The Company clears its securities transactions on a fully-disclosed basis through Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing firm, the Company has agreed to indemnify the clearing firm from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts. Although such margin accounts had a balance of $214,845 and $290,855 at December 31, 2007 and 2006, respectively, the maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. Accordingly, the Company has not recorded any contingent liability in its financial statements for this indemnity.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Office Furnishings, Equipment, and Leasehold Improvements: Office furnishings, equipment, and leasehold improvements are stated at cost, less accumulated depreciation that is computed using the straight-line method. Office furnishings and equipment are depreciated over their useful lives, which range from three to five years. Leasehold improvements are depreciated over the lesser of their useful lives or the remaining lease term, which range from six to seven years.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and accrued expenses), approximate their fair value because of the short maturity of the instruments.

Concentrations of Credit Risk: As of December 31, 2007 and 2006, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. Management believes there is no significant risk of loss on these financial instruments. Amounts due from depository institutions at year end 2007 and 2006 were $3,801,616 and $3,157,092.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: The Company is included in the consolidated federal and state income tax return of its Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the U.S. consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. taxable income.

Reclassifications: Certain items in the prior year financial statements we reclassified to conform to the current year presentation.

(Continued)

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

In 1989, the Company entered into a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2007 and 2006, the Company had $150,000 of cash on deposit to satisfy this requirement. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 - INCOME TAXES

Income tax expense was as follows.

	2007	2006
Current	$ 217,234	$ 24,434
Deferred	(6,160)	(603)
	$ 211,074	$ 23,831

The difference between the expected income tax expense (computed by applying the U.S. Federal corporate income tax rate of 34% to earnings before income taxes) for the years ended December 31, 2007 and 2006 and the reported income tax expense was as follows:

	2007	2006
Federal income taxes at statutory tax rates	$ 189,818	$ 20,034
State income taxes, net of related federal benefit	20,362	2,299
Other, net	894	1,498
	$ 211,074	$ 23,831

(Continued)

NOTE 4 - RELATED PARTIES

In the ordinary course of business, the Company enters into transactions with its Parent Company and affiliates. Balances relating to such transactions were as follows:

	2007	2006
Assets:		
Cash and due from bank	$ 2,431,076	$ 2,544,267
Other assets	3,630	6,164
	$ 2,434,706	$ 2,550,431
Liabilities:		
Accrued income tax	70,045	56,946
Accounts payable and accrued expenses	52,001	26,541
	$ 122,046	$ 83,487
Revenues:		
Interest income	$ 119,177	$ 85,289
Other	18,720	--
	$ 137,897	$ 85,289
Operating expenses:		
Communication and data processing	$ 39,315	$ 32,823
Occupancy	95,292	92,263
Other	19,350	18,000
	$ 153,957	143,086

The Company subleases office space from its Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. The noncancelable lease expires in May of 2012. Future minimum lease payments are as follows:

2008	$ 89,972
2009	95,816
2010	102,418
2011	109,932
2012	42,337
	$ 440,475

(Continued)

NOTE 5 - CASH RESERVE COMPUTATION

The Company is exempt from the provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was above its minimum net capital requirement for 2007 and 2006. At December 31, 2007, the Company's net capital as defined by Rule 15c3-1 totaled $1,039,816, which was $939,816 in excess of its minimum net capital requirement of $100,000. The Company's net capital ratio was .43 to 1 at December 31, 2007.

SUPPLEMENTARY INFORMATION

BAC FLORIDA INVESTMENTS CORP.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2007

	2007
Total stockholders' equity	$ 3,428,156
Deductions and/or charges	
Net office furniture and equipment	(50,303)
Certificate of deposit held with Parent Company	(2,300,000)
Other assets	(14,967)
	(2,365,270)
Net capital before haircuts on securities	1,062,886
Haircuts on securities	(23,070)
Net capital	$ 1,039,816
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 247,900
Income Taxes Payable to Parent Company	70,045
Due to customer	130,408
Total aggregate indebtedness	$ 448,353
Aggregate indebtedness to net capital	.43 to 1
Computation of basic net capital requirement	
Minimum Net Capital Required – 6.67% of total aggregate indebtedness	$ 29,905
Minimum dollar net capital required	100,000
Net capital requirement (larger of above items)	$ 100,000
Net capital	1,039,816
Excess net capital	$ 939,816

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2007, unaudited FOCUS Part II filings amended on February 19, 2008.

BAC FLORIDA INVESTMENTS CORP.
SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2007

BAC Florida Investments Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(ii) of the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
BAC Florida Investments Corp.
Miami, Florida

In planning and performing our audit of the financial statements of BAC Florida Investments Corp. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
February 26, 2008

END